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SEC FILE NUMBER
8-69651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Citizens Capital Markets, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ **Broker-dealer**   ☐ **Security-based swap dealer**   ☐ **Major security-based swap participant**
☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
28 State Street, MS1240
Boston, Massachusetts 02118

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Susan McDonald (617) 598-5536

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
PCAOB Registration Date and Number: 10/20/03   #34

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See section 240.17a-5(e)(1)(ii).





CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **Susan McDonald**, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Citizens Capital Markets, Inc. as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

SANDRA L. GALLOWAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 29, 2027

CITIZENS CAPITAL MARKETS, INC.

(SEC I.D. No. 8-69651)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Citizens Capital Markets, Inc.
Boston, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citizens Capital Markets, Inc., (the "Company") a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2022
We have served as the Company's auditor since 2016.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(IN THOUSANDS, EXCEPT SHARE FIGURES)

ASSETS

Cash, cash equivalents and restricted cash	$	234,347
Goodwill		51,919
Fees receivable		16,140
Investment securities owned, at fair value		13,582
Intangible assets - net of accumulated amortization of $5,487		3,526
Operating lease right-of-use asset		1,229
Deferred tax asset		1,247
Premises and equipment - net of accumulated depreciation of $455		612
Prepaid and other assets		849
TOTAL ASSETS	$	323,451

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Subordinated debt with Parent	$	150,000
Investment securities sold but not yet purchased, at fair value		27,878
Accrued incentive compensation		23,047
Income taxes payable ($5,933 due to Affiliates)		4,609
Operating lease liability		1,232
Payable to clearing organization		431
Interest payable on subordinated debt with Parent		9
Accrued expenses and other liabilities		11,309
TOTAL LIABILITIES		218,515

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 10 shares authorized, issued and outstanding		—
Additional paid-in capital		40,000
Retained earnings		64,936
TOTAL STOCKHOLDER'S EQUITY		104,936
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	323,451

See accompanying notes to Statement of Financial Condition.

(Amounts in thousands except share data)

1. NATURE OF OPERATIONS

Citizens Capital Markets, Inc. (the "Company" or "CCMI"), is a Massachusetts corporation incorporated on September 21, 1995, a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA as an introducing broker-dealer and does not hold customer funds or customer securities. CCMI is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG", or "Parent"), and provides investment banking and advisory services related to merger & acquisitions ("M&A"), capital raises, and financial & strategic advisory, as well as business valuation services. The Company is also engaged in underwriting, dealing and trading corporate debt obligations for institutional clients. CCMI clears all securities transactions on a fully disclosed basis through third-party clearing brokers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The financial statement includes the accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

For the purposes of reporting cash flows, balances include highly liquid investments with an original maturity date of less than 90 days. At December 31, 2021, cash, cash equivalents and restricted cash was $234,347, which included $159,996 of U.S. Treasury securities, $58,213 of cash at clearing organizations, $15,638 of operating cash and $500 of restricted cash. Restricted cash represents cash kept on deposit with the clearing organization. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing organization if the minimum cash deposit is not maintained.

Securities Transactions

Gains and losses from principal securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Investment securities, at fair value and investment securities sold, not yet purchased, at fair value, are all valued at market with related unrealized gains and losses netted in other income on the Statement of Operations. Interest income on investment securities, at fair value is included within interest income in the Statement of Operations. Interest expense on investment securities sold but not yet purchased, at fair value is included within interest expense - other in the Statement of Operations.

Goodwill and Other Intangible Assets

Goodwill is the purchase premium associated with the acquisition of a business and is assigned to reporting units at the acquisition date. A reporting unit is a business operating segment or a component of a business operating segment. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill. The entire goodwill balance is allocated to one reporting unit, M&A and Financial Advisory.

Goodwill is not amortized, but is subject to an annual impairment test. The goodwill impairment analysis involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed not impaired. If the carrying value exceeds fair value, goodwill is deemed impaired by the amount the carrying value exceeds the fair

value of the reporting unit. The goodwill impairment recognized cannot not exceed the carrying value of goodwill.

The Company reviews goodwill for impairment annually as of October 31, or more often if events or circumstances indicate that it is more likely than not that the fair value of one or more reporting unit is below its carrying value. The fair values of the Company's reporting units are determined using a combination of income and market-based approaches. The Company relies on the income approach (discounted cash flow method) for determining fair value. Market and transaction approaches are used as benchmarks to corroborate the value determined by the discounted cash flow method. The Company relies on several assumptions when estimating the fair value of its reporting unit using the discounted cash flow method. These assumptions include the discount rate, as well as income tax and capital retention rates.

Other intangible assets represent purchased long-lived intangible assets, primarily a client referral network, trade name, and customer list which can be distinguished from goodwill. Other intangible assets, which are also subject to annual evaluation for impairment, are amortized on a straight-line basis over periods ranging from two to five years, with such amortization recorded in intangibles amortization in the Statement of Operations. Refer to Note 4 for further details.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 5 for further details.

Leases
The Company determines if an arrangement is a lease at inception. At commencement, the Company recognizes a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the non-cancelable lease term. A right-of-use asset represents the value of the Company's contractual right to use an underlying leased asset and a lease liability represents the Company's contractual obligation to make payments on the same underlying leased asset. As the Company's lease does not specify an implicit rate, the Company uses the incremental borrowing rate based on information available at the lease commencement date to determine the present value of the lease payments.

In its normal course of business, the Company may lease equipment and office space. Lease terms predominantly range from one year to ten years and may include options to extend the lease, terminate the lease, or purchase the underlying asset at the end of the lease. Certain lease agreements may include rental payments based on an index or are adjusted periodically for inflation. When the Company has lease agreements that contain lease and non-lease components, these components are accounted for as a single lease component. Leases with an initial term of 12 months or less are recognized in occupancy expense in the Statement of Operations on a straight-line basis over the remaining lease term. Refer to Note 6 for further details.

The Company evaluates right-of-use assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Revenue Recognition
The Company recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to

a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price. The Company has elected the practical expedient to exclude disclosure of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognized revenue at the amount to which the Company has the right to invoice for services performed.

A description of the components of revenue from contracts with customers is presented below:

- *M&A Advisory Fees* - M&A advisory fees are recognized as advice is provided to the client over time, based on the progress of work and when revenue is not probable of a significant reversal. Success fees are recognized at the completion of the transaction. Reimbursements of out of pocket costs are recognized as additional transaction revenue.

- *Underwriting Fees* - The Company helps clients raise capital via public offering and private placement of various types of debt instruments and equity securities. Underwriting fees are based on the issuance price and quantity of the underlying instruments. Fees are recognized, at a point in time, upon pricing of the underwriting transaction. Underwriting expenses passed through from lead underwriters are recognized within underwriting services expense on the Statement of Operations.

- *Referral Fees* - Referral fees are recognized, at a point in time, upon completion of a referral transaction.

- *Other Advisory Services* - Valuation service and fairness opinion fees are recognized, at a point in time, upon completion of the advisory service. Reimbursements of out of pocket costs are recognized as additional transaction revenue.

Fair Value
The Company categorizes assets and liabilities carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The aforementioned three-level hierarchy is defined as follows:

- *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

- *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by market data for substantially the full term of the asset or liability; and

- *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and are significant to the fair value measurement.

Asset and liability categorizations within the valuation hierarchy are based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 9 for further details.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,2021
(Amounts in thousands except share data)

3. RELATED PARTY TRANSACTIONS

The Company has entered into service agreements with its affiliates Citizens Bank, National Association ("CBNA") and CFG (collectively, the "Affiliates"). The Affiliates provides support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, including finance, human resources, technology, risk, audit, and facilities. The Company had an outstanding payable of $5,942 due to Affiliates as of December 31, 2021.

The Company has a subordinated credit facility with CFG. There was no change to the borrowing limit of $175,000 during 2021. The subordinated loan drawn on this credit facility matures on September 15, 2023 and bears interest at 1.06% per annum.

The Company maintains four checking accounts with CBNA and cash held was $15,638 as of December 31, 2021. Dividends of $56,657 were paid to the Parent as of December 31, 2021.

4. GOODWILL AND INTANGIBLE ASSETS

On March 4, 2020, the Company acquired the assets of Trinity Capital and recorded goodwill of $6,098.The initial purchase price for the acquisition was $7,563, of which the remaining amount of $2,196 will be paid in 2022.

On March 1, 2019, the Company acquired the net assets of Bowstring Advisors, LLC and recorded goodwill of $34,552. The initial purchase price for the acquisition was $45,200, of which the remaining amount of $3,875 will be paid in 2022.

On May 15, 2017, the Company acquired the net assets of Western Reserve Partners LLC and recorded goodwill of $11,269. The purchase price for the acquisition was $14,450.

As part of these acquisitions, the Company acquired referral networks and a customer list, which were recorded as intangible assets. The intangibles will be amortized on a straight-line basis over their expected useful lives.

The following table summarizes the intangible assets as of December 31, 2021 and future expected amortization expenses:

(dollars in thousands)		December 31, 2021			Future expected amortization expense				
Acquisitions:	**Useful Life**	**Gross carrying value**	**Accumulated amortization**	**Net**	**2022**	**2023**	**2024**	**2025**	**2026**
Referral network	5 years	$ 3,311	$ 2,387	$ 924	$ 386	$ 248	$ 248	$ 42	$ —
Customer list	5 years	5,454	3,091	2,363	1,091	1,091	181	—	—
Other:									
Software	5 years	248	9	239	50	50	50	50	39
Total:		$ 9,013	$ 5,487	$ 3,526	$ 1,527	$ 1,389	$ 479	$ 92	$ 39

No impairments of goodwill or intangible assets were recorded for the year ended December 31, 2021.

(Amounts in thousands except share data)

5. PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

	December 31, 2021
Premises	$ 490
Equipment	577
Total premises and equipment	1,067
Less: accumulated depreciation	(455)
Premises and equipment, net	$ 612

6. LEASES

The Company has one operating lease for office space with a weighted average remaining lease term of three years, with an option to extend the lease an additional five years, and a weighted average discount rate of 0.69%. Operating lease cost is recognized on a straight-line basis over the lease term in the Statement of Operations.

At December 31, 2021, lease liabilities maturing in 2025 under non-cancelable operating leases were $1,232.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to $250. As of December 31, 2021, the Company had net capital of $158,876, which was in excess of the required net capital of $250 by $158,626.

8. INCOME TAXES

The Company, along with other Affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. The Company also files in a number of state jurisdictions on a stand alone basis. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with the Affiliates by agreement through intercompany accounts. At December 31, 2021, the Company's income taxes payable of $4,609 included a payable to the Affiliates of approximately $5,933 and a receivable related to state stand alone filings of approximately $1,325.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Amounts in thousands except share data)

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2021, are as follows:

Deferred tax assets:		
Deferred compensation	$	309
Accrued Expenses		636
Deferred income		105
Amortization of intangibles		361
Total deferred tax assets		1,411
Deferred tax liabilities:		
Depreciation		164
Total deferred tax liabilities		164
Net deferred tax asset	$	1,247

For the year ended December 31, 2021, the Company released the entire net valuation allowance of $5 due to the expiration of the state net operating loss carryforwards.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2018. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the Statement of Operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2021.

9. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depend upon the specific nature of the asset and liability. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the Statement of Financial Condition on a recurring basis at December 31, 2021:

Level 1: *U.S. Treasury obligations:* U.S Treasury obligations are measured based on quoted prices for identical instruments in active markets.

Level 2: *Corporate Bonds:* Debt obligations of domestic corporations are valued using quoted prices for similar assets and liabilities in active markets.

Level 3: *Business acquisitions consideration payable*: The carrying amount of the future amount payable relating to business acquisitions approximates fair value.

(Amounts in thousands except share data)

The following table presents the estimated fair value for assets and liabilities recorded in the Statement of Financial Condition under the caption indicated:

	Level 1	Level 2	Level 3	Total
Assets:				
Investment securities, at fair value:				
U.S. treasury obligations	$ 159,996	$ —	$ —	$ 159,996
Corporate Bonds	—	13,582	—	13,582
Total assets	$ 159,996	$ 13,582	$ —	$ 173,578
Liabilities:				
Accrued expenses and other liabilities:				
Business acquisitions payable	—	—	6,018	6,018
Investment securities sold but not yet purchased, at fair value:				
Corporate Bonds	—	27,878	—	27,878
Total liabilities	$ —	$ 27,878	$ 6,018	$ 33,896

For the Company's assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

10. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

The Company, from time to time, is involved in litigation or other proceedings related to various claims. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows. Legal reserves are established when it is probable that a liability has been incurred at the date of the financial statement and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims against the Company. The Company expects the risk of loss to be remote.

11. SUBSEQUENT EVENTS

Based on the Company's evaluation, there are no further events that have occurred subsequent to December 31, 2021 through February 24, 2022 that would require disclosure or adjustment in the financial statements.